UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Richardson Electronics, Ltd.

(Name of Issuer)

Common Stock, par value of $0.05 per share

(Title of Class of Securities)

763165107

(CUSIP Number)

Jeffrey L. Gates

c/o Gates Capital Management, Inc.

1177 Avenue of the Americas, 32nd Floor

New York, New York 10036

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763165107

1.	Names of Reporting Persons Gates Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 763165107

1.	Names of Reporting Persons Gates Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 763165107

1.	Names of Reporting Persons ECF Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 763165107

1.	Names of Reporting Persons ECF Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 763165107

1.	Names of Reporting Persons ECF Value Fund International Master L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 763165107

1.	Names of Reporting Persons Jeffrey L. Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,180

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 23.88% as of the date of this filing (based on 11,831,289 shares of Common Stock issued and outstanding as of January 6, 2014)

14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.                                 Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.05 par value per share (the “Shares”), of Richardson Electronics, Ltd., a Delaware company (the “Issuer”).  The address of the executive offices of the issuer is 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393.

Item 2.                                 Identity and Background

(a-f) This Schedule 13D is being filed by Gates Capital Management, Inc. (the “Management Company”), Jeffrey L. Gates, (“Mr. Gates”), ECF Value Fund, L.P. (“ECF I”), ECF Value Fund II, L.P. (“ECF II”), ECF Value Fund International Master L.P., (“ECF INTL”, and together with ECF I, ECF II, the “Funds”), Gates Capital Partners, L.P (“GCP”, and together with the Management Company, Mr. Gates, ECF I, ECF II, ECF INTL, the “Reporting Persons”).

The Management Company is a Delaware corporation that has its principal office at 1177 Avenue of the Americas, 32nd Floor, New York, New York 10036.  The principal business of the Management Company is to serve as the investment manager to GCP and the Funds, investing and trading their securities.

GCP is the general partner of the Funds and has its principal office at 1177 Avenue of the Americas, 32nd Floor, New York, New York 10036. The principle business of GCP is to make the final investment decisions for the Funds as their general partner.

Mr. Gates, a citizen of the United States of America, has a business address of 1177 Avenue of the Americas, 32nd Floor, New York, New York 10036.  His principal occupation is serving as the President of the Management Company.

ECF I and ECF II are organized under the laws of Delaware.  ECF INTL is organized under the laws of the British Virgin Islands.  The business address of ECF I and ECF II is 1177 Avenue of the Americas, 32nd Floor, New York, New York 10036.  The business address of ECF INTL is ECF Value Fund International Master L.P., c/o Harney Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of the Funds is to invest and trade in securities and other financial instruments.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding, nor were such persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,825,180 shares of Common Stock purchased with approximately $34,208,640 of their own investment capital.

The source of funding for such transactions was derived from the respective capital of the Reporting Persons.

Item 4.                                 Purpose of Transaction

The Reporting Persons acquired the Shares reported by the Issuer for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, is similar to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

As of the date of this 13D, the Reporting Persons beneficially own an aggregate of 2,825,180 shares, which represent 23.88% of the Issuer’s common stock, based upon the 11,831,289 shares of common stock issued and outstanding  in the Form 10-Q of the Issuer filed January 6, 2014.

Please see Exhibit A for a schedule of transactions.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contract, arrangements, understandings, or relationships with any person with respect to the Shares.

Item 7.                                 Material to be Filed as Exhibits

Exhibit A: Schedule of Transactions

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/9/14
Date

Gates Capital Management, Inc.

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates, President
Name/Title

Gates Capital Partners, L.P.
By: Gates Capital Management, Inc.
Its Investment Manager

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates, President
Name/Title

ECF Value Fund, L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates, President
Name/Title

ECF Value Fund II, L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates, President
Name/Title

ECF Value Fund International Master L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates, President
Name/Title

Jeffrey L. Gates

/s/ Jeffrey L. Gates
Signature

Jeffrey L. Gates
Name

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A: Schedule of Transactions

Transactions in the Shares by the Reporting Persons during the past 60 days:

Trade Date	Type	Quantity	Price per Share
March 31, 2014	Buy	29,004	$10.75
April 4, 2014	Buy	9,913	$10.48
April 7, 2014	Buy	6,215	$10.45